SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
___________________
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 2)1
Universal Biosensors, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson 22-1024240
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	14,915,400 shares of Common Stock
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	14,915,400 shares of Common Stock
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	14,915,400 shares of Common Stock
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.4%
12)	Type of Reporting Person	CO

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson Development Corporation 22-2007137
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	14,915,400 shares of Common Stock
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	14,915,400 shares of Common Stock
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	14,915,400 shares of Common Stock
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.4%
12)	Type of Reporting Person	CO

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on February 13, 2008 and Amendment No.1 thereto filed on February 10, 2011 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4 -	OWNERSHIP:
(a) Amount Beneficially Owned:
J&J: 14,915,400 shares of Common Stock JJDC: 14,915,400 shares of Common Stock
(b) Percent of Class:

J&J:  9.4% *
JJDC:  9.4% *

* Based on 159,025,161 shares of Common Stock outstanding as of November 3, 2011 as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2011 filed with the Commission on November 3, 2011.

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote:
J&J: 14,915,400 shares of Common Stock JJDC: 14,915,400 shares of Common Stock
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of:
J&J: 14,915,400 shares of Common Stock JJDC: 14,915,400 shares of Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ DOUGLAS CHIA
Name: Douglas Chia Title: Secretary
JOHNSON & JOHNSON DEVELOPMENT CORPORATION
By:	/s/ JAYNE ZALL
Name: Jayne Zall Title: Secretary

Date:  January 19, 2012